

January 31, 2013

<u>Via E-mail</u>
Zhiguo Wang
Chief Executive Officer
Yew Bio-Pharm Group, Inc.
294 Powerbilt Avenue
Las Vegas, NV 89148

>　　**Re:**　　**Yew Bio-Pharm Group, Inc.**
>　　　　　　**Amendment No. 1 to Registration Statement on Form S-1**
>　　　　　　**Filed January 23, 2013**
>　　　　　　**File No. 333-185320**

Dear Mr. Wang:

　　We have reviewed your responses to the comments in our letter dated December 21, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Executive Compensation, page 76</u>

1.　Please revise this section to include Item 402 disclosure for your last completed fiscal year. For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations. In this regard, we note that the Summary Compensation Table does not include the required information for 2012.

<u>Outstanding Equity Awards at Fiscal Year-End, page 77</u>

2.　We note that certain of your named executive officers had outstanding equity awards as of the end of your last completed fiscal year. Please revise to include the table required by Item 402(p) of Regulation S-K.

<u>Plan of Distribution, page 103</u>

3.　We note your response to our prior comment 2 and reissue. We note your disclosure that Zhiguo Wang and Guifang Qi "may be deemed to be statutory underwriters" pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis for each explaining why you have not named Mr. Wang and Ms. Qi "as statutory underwriters" pursuant to Section 2(a)(11) of the Securities Act of 1933. Alternatively, please revise to disclose that Mr. Wang and Ms. Qi "are statutory underwriters" pursuant to Section 2(a)(11) of the Securities Act of 1933 and revise the prospectus throughout to indicate that the shares of your common stock being offered by Mr. Wang and Ms. Qi will be sold at a fixed price for the duration of the offering. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Lance Jon Kimmel, Esq.